                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (Amendment No.__________)*



                         Plum Creek Timber Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value $0.01 per share and
             Special Voting Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    729251108
           ----------------------------------------------------------
                                 (CUSIP Number)

                              James F. Kelley, Esq.
                    Senior Vice President and General Counsel
                           Georgia-Pacific Corporation
                               133 Peachtree, N.E.
                                Atlanta, GA 30303
                                 (404) 652-4000

                                 with Copies to:
                              Mario A. Ponce, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 18, 2000
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                               PAGE 1 of 11 PAGES
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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 2 of 11 PAGES

----------------------------------------------------------------------------------------------------------
CUSIP No.   729251108                           13D
----------------------------------------------------------------------------------------------------------
1.           Name of Reporting Person:  Georgia-Pacific Corporation
             I.R.S. Identification Number of Above Person (Entities Only):

------------ ---------------------------------------------------------------------------------------------

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
                         (a)  [  ]
                         (b)  [  ]
------------ ---------------------------------------------------------------------------------------------

3.           SEC Use Only

------------ ---------------------------------------------------------------------------------------------

4.           Source of Funds (See Instructions)
                         OO
------------ ---------------------------------------------------------------------------------------------

5.           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                         [  ]
------------ ---------------------------------------------------------------------------------------------

6.           Citizenship or Place of Organization
                         Georgia
------------ ---------------------------------------------------------------------------------------------

                               7.        Sole Voting Power
Number of Shares                                     -0-
Beneficially Owned by Each
Reporting Person With:         --------- -----------------------------------------------------------------

                               8.        Shared Voting Power
                                                     16,498,709 common stock
                                                     634,566 special voting common stock
                               --------- -----------------------------------------------------------------

                               9.        Sole Dispositive Power
                                                     -0-
                               --------- -----------------------------------------------------------------

                               10.       Shared Dispositive Power
                                                     -0-
------------ ---------------------------------------------------------------------------------------------

11.          Aggregate Amount Beneficially Owned by Each Reporting Person
                         16,498,709 common stock
                         634,566 special voting common stock
------------ ---------------------------------------------------------------------------------------------

12.          Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                         [  ]
------------ ---------------------------------------------------------------------------------------------

13.          Percent of Class Represented by Amount in Row (11)
                         24.06% common stock; 100% special voting common stock
------------ ---------------------------------------------------------------------------------------------

14.          Type of Reporting Person (See Instructions)
                         CO
------------ ---------------------------------------------------------------------------------------------

                               PAGE 3 of 11 PAGES
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                        STATEMENT PURSUANT TO RULE 13d-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


Item 1.   Security and Issuer.

          This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Plum Creek Common Stock") and the special voting common stock, par value $.01 per share (the "Plum Creek Special Voting Common Stock" and together with the Plum Creek Common Stock, the "Plum Creek Shares"), of Plum Creek Timber Company, Inc., a Delaware corporation ("Plum Creek"). Plum Creek's principal executive offices are at 999 Third Avenue, Suite 2300, Seattle, Washington 98104.

Item 2.   Identity and Background.

          (a) The name of the person filing this statement is Georgia-Pacific Corporation, a Georgia corporation ("Georgia-Pacific").

          (b) The address of the principal business and principal office of Georgia-Pacific is 133 Peachtree Street, N.E., Atlanta, Georgia 30303.

          (c) Georgia-Pacific consists of two separate operating groups, the Georgia-Pacific Group and The Timber Company. The performance of these distinct businesses is reflected separately by two classes of common stock. The Georgia-Pacific Group consists of all of Georgia-Pacific's manufacturing mills and plants, its building products distribution business and its paper distribution business. The facilities manufacture and sell a wide variety of pulp and paper products (including pulp, communication papers, containerboard, packaging and tissue) and manufactured building products (including plywood, oriented strand board and industrial panels, lumber, gypsum products, chemicals and other products). The Timber Company consists of approximately 4.7 million acres of timberlands owned or leased by certain wholly owned subsidiaries of Georgia-Pacific, together with related facilities and equipment. In 1999, these timberlands supplied approximately 19% of the overall timber requirements of Georgia-Pacific's manufacturing facilities.

          (d)-(e) During the last five years, neither Georgia-Pacific nor, to the best knowledge of Georgia-Pacific, any person named in Schedule A, has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

          (f) Not applicable.

                               PAGE 4 of 11 PAGES

Item 3.   Source and Amount of Funds or Other Consideration.

          Pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 18, 2000, by and among Plum Creek, Georgia-Pacific and North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., GPW Timber, Inc., LRFP Timber, Inc., and NPC Timber, Inc., each a wholly owned subsidiary of Georgia-Pacific (each a "Spinco" and together, "The Timber Company"), (i) immediately prior to the merger referred to in clause (ii), Georgia-Pacific will redeem all of the outstanding shares of Georgia-Pacific Corporation-Timber Group Common Stock, par value $0.80 per share ("Timber Stock") in exchange for all of the outstanding shares of each of the Spincos by delivery of one unit (a "Unit"), consisting of one share of common stock of each Spinco, for each share of Timber Stock then outstanding and (ii) immediately following such redemption, each of the Spincos will merge with and into Plum Creek, with Plum Creek as the surviving corporation (the "Merger"). In connection with the Merger, each Unit will be exchanged for 1.37 shares of Plum Creek Common Stock.

          Concurrently with the execution and delivery of the Merger Agreement, PC Advisory Partners I, L.P. and PC Intermediate Holdings, L.P. (together, the "Securityholders") agreed, pursuant to a Voting Agreement and Consent dated as of July 18, 2000, by and among Plum Creek, Georgia-Pacific and the Securityholders (the "Voting Agreement"), to vote (as more fully described in Item 6) to approve the Merger, the Merger Agreement and the transactions contemplated therein, and have granted proxies to certain officers of Georgia-Pacific to vote their Plum Creek Shares in such a manner.

          The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which appear as Exhibits 1 and 2 hereto, respectively.

Item 4.   Purpose of Transaction.

          (a) -(b) The purpose of the transaction is to facilitate the approval of the Merger by the stockholders of Plum Creek.

          (c) Not applicable.

          (d) Pursuant to the Merger Agreement, at the effective time of the Merger, Plum Creek's board of directors will include up to three directors designated by Georgia-Pacific. As soon as practicable after such effective time, the number of directors of Plum Creek will be increased from eight to eleven.

          (e) Pursuant to the Voting Agreement, each Securityholder has agreed to convert each share of Plum Creek Special Voting Common Stock owned by such Securityholder immediately prior to the Merger into one share of Plum Creek Common Stock.

          (f)-(i) Not applicable.

          (j) Other than as described above, Georgia-Pacific currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Georgia-Pacific reserves the right to develop such plans).

                               PAGE 5 of 11 PAGES

Item 5.   Interest in Securities of the Issuer.

          (a)-(b) As a result of the Voting Agreement, Georgia-Pacific may be deemed to be the beneficial owner of 16,498,709 shares of Plum Creek Common Stock and 634,566 shares of Plum Creek Special Voting Common Stock. Based upon information contained in the most recently available filing by Plum Creek with the Securities and Exchange Commission (the "SEC"), such shares constitute approximately 24.06% of the issued and outstanding shares of Plum Creek Common Stock and 100% of the issued and outstanding shares of Plum Creek Special Voting Common Stock.

          To the knowledge of Georgia-Pacific, no shares of Plum Creek Common Stock or shares of Plum Creek Special Voting Common Stock are beneficially owned by any of the persons named in Schedule A.

          (c) Neither Georgia-Pacific, nor, to the knowledge of Georgia-Pacific, any person named in Schedule A, has effected any transaction in the Plum Creek Common Stock or the Plum Creek Special Voting Common Stock during the past 60 days.

          (d) All pecuniary interests in the Plum Creek Shares referred to in
Item 5(a) are held by the Securityholders.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Securityholder will vote all Plum Creek Shares directly or indirectly beneficially owned by such Securityholder (i) to approve the Merger Agreement, the Merger and the transactions contemplated thereby, including, without limitation, the amendments to Plum Creek's Certificate of Incorporation as contemplated by the Merger Agreement and the taking of any actions necessary or appropriate in furtherance thereof, (ii) against any proposal or offer to acquire all or a substantial part of the business or properties of Plum Creek or capital stock of Plum Creek or any proposal or offer that, if consummated, would cause the transactions contemplated by the Merger Agreement to fail to qualify as a series of tax-free transactions, unless they shall have received the prior written consent of Plum Creek and Georgia-Pacific, and (iii) to approve any proposed amendments to Plum Creek's Certificate of Incorporation to eliminate Plum Creek's staggered board of directors.

          In addition, pursuant to the Voting Agreement, and subject to the terms and conditions contained therein, each Securityholder (i) agrees to convert each share of Plum Creek Special Voting Common Stock held by such Securityholder into one share of Plum Creek Common Stock immediately prior to the Merger, (ii) permanently and irrevocably waives, simultaneously with the consummation of the Merger, any and all rights to designate more than three nominees to the board of directors of Plum Creek and (iii) acknowledges that the waiver of rights referred to in clause (ii) will permanently and irrevocably extinguish any rights of the Securityholders to designate a majority of the board of directors of Plum Creek (unless three directors will constitute a majority of the board of directors of Plum Creek).

                               PAGE 6 of 11 PAGES

Item 7.   Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of July 18, 2000, by and among Plum Creek Timber Company, Inc., a Delaware corporation, Georgia-Pacific Corporation, a Georgia corporation, and North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., GPW Timber, Inc., LRFP Timber, Inc., and NPC Timber, Inc., each a Delaware corporation and a wholly owned subsidiary of Georgia-Pacific Corporation (incorporated by reference to Exhibit 2.1 to Georgia-Pacific's Form 8-K, SEC File No. 1-3505, as filed with the SEC on July 20, 2000).

2. Voting Agreement and Consent dated as of July 18, 2000, by and among Plum Creek Timber Company, Inc., a Delaware corporation, Georgia-Pacific Corporation, a Georgia corporation, PC Advisory Partners I, L.P. and PC Intermediate Holdings, L.P. (incorporated by reference to Exhibit 9.1 to Georgia-Pacific's Form 8-K, SEC File No. 1-3505, as filed with the SEC on July 20, 2000).

                               PAGE 7 of 11 PAGES

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 26, 2000

                           GEORGIA-PACIFIC CORPORATION


                           By: /s/ Kenneth F. Khoury
                               ------------------------------------
                               Name: Kenneth F. Khoury
                               Title: Vice President, Deputy General Counsel
                                      and Secretary



                               PAGE 8 of 11 PAGES

                                   SCHEDULE A


NAME, PRINCIPAL OCCUPATION AND BUSINESS ADDRESS OF EACH DIRECTOR AND EXECUTIVE OFFICER OF GEORGIA-PACIFIC CORPORATION

          The name, business address and title with Georgia-Pacific, and present principal occupation or employment of each of the directors and executive officers of Georgia-Pacific are set forth below. Except as indicated, each person's business address is c/o Georgia-Pacific Corporation, Post Office Box 105605, Atlanta, GA 30348.


 ------------------------------------------------ -----------------------------------------------------------------------------

                                 Name and Title                                Present Principal
                                 --------------                                -----------------
                                                                              Occupation Including
                                                                              --------------------
                                                                                Name of Employer
                                                                                ----------------
 ------------------------------------------------ -----------------------------------------------------------------------------
 Alston D. Correll                                Chairman, Chief Executive Officer and President, Georgia-Pacific Corporation
 Chairman, Chief Executive Officer and
 President
 ------------------------------------------------ -----------------------------------------------------------------------------

 James S. Balloun                                 Chairman, Chief Executive Officer and President, National Service
 Director                                         Industries, Inc.
                                                  1420 Peachtree St., N.E.
                                                  Atlanta, GA  30309
 ------------------------------------------------ -----------------------------------------------------------------------------
 Robert Carswell                                  Of Counsel, Shearman & Sterling
 Director                                         599 Lexington Avenue
                                                  New York, NY  10022
 ------------------------------------------------ -----------------------------------------------------------------------------
 Jane Evans                                       President and Chief Executive Officer
 Director                                         GAMUT Interactive, Inc.
                                                  7373 N. Scottsdale Road - Suite C-226
                                                  Scottsdale, AZ  85253
 ------------------------------------------------ -----------------------------------------------------------------------------
 Donald V. Fites                                  Retired Chairman and Chief Executive Officer, Caterpillar Inc.
 Director                                         100 NE Adams Street
                                                  Peoria, IL  61629-9210
 ------------------------------------------------ -----------------------------------------------------------------------------
 Harvey C. Fruehauf, Jr.                          President, HCF Enterprises, Inc.
 Director                                         100 Maple Park Boulevard - Suite 106
                                                  St. Clair Shores, MI  48081
 ------------------------------------------------ -----------------------------------------------------------------------------
 Richard V. Giordano                              Chairman, BG plc
 Director                                         c/o Shearman & Sterling
                                                  599 Lexington Avenue - Suite 1618
                                                  New York, NY  10022
 ------------------------------------------------ -----------------------------------------------------------------------------


                               PAGE 9 of 11 PAGES

 ------------------------------------------------ -----------------------------------------------------------------------------
 David R. Goode                                   Chairman, President and Chief Executive Officer, Norfolk Southern
 Director                                         Corporation
                                                  Three Commercial Place
                                                  Norfolk, VA  23510-2191
 ------------------------------------------------ -----------------------------------------------------------------------------
 M. Douglas Ivester                               Former Chairman of the Board and Chief Executive Officer, The Coca-Cola
 Director                                         Company (retired)
                                                  One Buckhead Plaza
                                                  3060 Peachtree Road, N.W. - Suite 895
                                                  Atlanta, GA  30305
 ------------------------------------------------ -----------------------------------------------------------------------------
 James P. Kelly                                   Chairman and Chief Executive Officer, United Parcel Service
 Director                                         55 Glenlake Parkway, N.E.
                                                  Atlanta, GA  30328
 ------------------------------------------------ -----------------------------------------------------------------------------
 Louis W. Sullivan, M.D.                          President, Morehouse School of Medicine
 Director                                         720 Westview Drive, S.W.
                                                  Atlanta, GA  30310-1495
 ------------------------------------------------ -----------------------------------------------------------------------------
 James B. Williams                                Chairman of the Executive Committee, SunTrust Banks, Inc.
 Director                                         P.O. Box 4418
                                                  Mail Code #645
                                                  Atlanta, GA  30302-4418
 ------------------------------------------------ -----------------------------------------------------------------------------


                                        EXECUTIVE OFFICERS
                                        ------------------
 ------------------------------------------------ -----------------------------------------------------------------------------

 Alston D. Correll                                Chairman, Chief Executive Officer and President
 ------------------------------------------------ -----------------------------------------------------------------------------
 Donald L. Glass                                  Executive Vice President - Timber, President and Chief Exeutive Officer,
                                                  The Timber Company
 ------------------------------------------------ -----------------------------------------------------------------------------
 Danny W. Huff                                    Executive Vice President -Finance and Chief Financial Officer
 ------------------------------------------------ -----------------------------------------------------------------------------
 Clint M. Kennedy                                 Executive Vice President - Pulp and Paperboard
 ------------------------------------------------ -----------------------------------------------------------------------------
 Ronald L. Paul                                   Executive Vice President - Wood Products and Distribution
 ------------------------------------------------ -----------------------------------------------------------------------------
 John F. Rasor                                    Executive Vice President - Wood Procurement, Gypsum and Industrial Wood
                                                  Products
 ------------------------------------------------ -----------------------------------------------------------------------------

                              PAGE 10 of 11 PAGES
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
 ------------------------------------------------ -----------------------------------------------------------------------------
 Lee M. Thomas                                    Executive Vice President - Paper and Chemicals
 ------------------------------------------------ -----------------------------------------------------------------------------
 Patrica A. Barnard                               Senior Vice President - Human Resources
 ------------------------------------------------ -----------------------------------------------------------------------------
 James E. Bostic, Jr.                             Senior Vice President - Environmental, Government Affairs and Communications
 ------------------------------------------------ -----------------------------------------------------------------------------
 James F. Kelley                                  Senior Vice President - Law and General Counsel
 ------------------------------------------------ -----------------------------------------------------------------------------
 James E. Terrell                                 Vice President and Controller
 ------------------------------------------------ -----------------------------------------------------------------------------
 Charles H. Williams                              Vice President - Information Resources
 ------------------------------------------------ -----------------------------------------------------------------------------

                              PAGE 11 of 11 PAGES